JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

February 12, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (the “Trust”); File No. Post-Effective Amendment No. 250 filed on December 21, 2012

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on February 4, 2013 with respect to the JPMorgan Asia Pacific Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, as amended, which will become automatically effective pursuant to such Rule.

Principal Investment Strategies and Risks

1.	Comment. Please supplementally describe the difference between behavioral finance investing and value investing.

Response: Value investing generally involves buying securities whose shares appear underpriced by some form of fundamental analysis. As stated in the Fund’s prospectus, the Fund has an actively managed strategy that employs an investment process based on behavioral finance principles. Behavioral finance theorizes that investors behave irrationally in systematic and predictable ways because human psychology affects investment decision-making. This investor behavior results in market inefficiencies that persist over time. In addition to investing in securities that the Fund believes are undervalued, the Fund may, for example, seek to invest in companies that have strong momentum, i.e., securities which have prices that have been increasing and that the sub-adviser believes will continue to increase.

2.	Comment. Does the Fund have a market cap strategy? If the Fund invests in small cap securities, please provide the appropriate risk disclosure.

Response: As stated in the Fund’s prospectus, the Fund is unconstrained by capitalization. Since the Fund may at times have significant exposure to smaller cap securities, the Fund has included corresponding risk disclosure as a main risk.

3.	Comment. Please consider adding “Geographic Focus Risk” as a principal risk.

Response: We respectfully submit that the applicable disclosure is already covered by the risk factor “Asia Pacific Market Risk,” which states “Because the Fund concentrates in a single region of the world, the Fund’s performance may be more volatile than that of a fund that invests globally. If Asian Pacific securities fall out of favor, it may cause the Fund to underperform funds that do not concentrate in a single region of the world.”

4.	Comment. If investment in preferred stocks represents a main risk of investing in the Fund, please include the applicable risk disclosure in such section.

Response: It is not anticipated that preferred stocks will constitute a principal investment for the Fund. The strategy section of the Fund’s prospectus will be updated accordingly.

In connection with your review of the Fund’s Post-Effective Amendment No. 250 to the Registration Statement filed by the Trust on December 21, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the Staff of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels

Gregory S. Samuels

Assistant Secretary

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